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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-SB


                     GENERAL FORM FOR THE REGISTRATION OF
                     SECURITIES OF SMALL BUSINESS ISSUERS

   Pursuant to Section 12 (b) or (g) of The Securities Exchange Act of 1934


                             ION TECHNOLOGY, INC.
                ------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

             Nevada                                      88-0331554
----------------------------------           ----------------------------------
 (State or other jurisdiction of                     (I.R.S. Employer
  Incorporation or organization)                   Identification Number)


     2915 South Bascom Avenue
       Campbell, California                                95008
----------------------------------           ----------------------------------
      (Address of principal                             (Zip Code)
        executive offices)


                                (408) 558-7980
                      ----------------------------------
                          (Issuer's Telephone Number)

      Securities to be registered pursuant to Section 12 (b) of the Act:

  Title of Each Class               Name of each exchange on which registered

                                      NONE

      Securities to be registered pursuant to Section 12 (g) of the Act:

                       Common Stock, $.0005 par value.
                               (Title of Class)

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                              ION TECHNOLOGY, INC.
                                  FORM 10-SB

                               TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS...............................................1

PART I...................................................................1

ITEM 1.   DESCRIPTION OF BUSINESS........................................1
       I.  Business Development..........................................1
       II. Business of Issuer............................................1
          A. Background..................................................1
          B. Water Treatment Industry Trends.............................3
          C. Products....................................................4
             (1) Current Products........................................4
             (2) Water Purification Consulting Services..................5
             (3) Products Under Development..............................5
             (4) Future Products.........................................6
          D. Applications and Advantages of the Company's Products.......6
             (1) Product Applications....................................6
             (2) Product Advantages......................................7
          E. Trademarks and Patents......................................8
          F. Marketing of Company Products...............................8
          G. Business Operations.........................................10
          H. Risk Factors................................................11
          I. Reports to Security Holders.................................16

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS............................17
       I.  Results of Operations.........................................17
       II. Discussion of Financial Condition
           Liquidity and Capital Resources...............................18

ITEM 3.   DESCRIPTION OF PROPERTY........................................19

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
          AND MANAGEMENT.................................................19

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
          AND CONTROL PERSONS............................................20

ITEM 6.   EXECUTIVE COMPENSATION.........................................21

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................21

ITEM 8.   DESCRIPTION OF SECURITIES......................................22
       I.  Common Stock..................................................22
       II. Non-cumulative Voting.........................................22



PART II..................................................................22

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
          MATTERS........................................................22

ITEM 2.   LEGAL PROCEEDINGS..............................................23

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE............................24

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES........................24

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS......................24



PART F/S................................................................F-1

ITEM 1.   FINANCIAL STATEMENTS.......................................F-1 to F-22



PART III.................................................................25

ITEM 1.   INDEX TO EXHIBITS..............................................25

ITEM 2.   DESCRIPTION OF EXHIBITS........................................25



SIGNATURE................................................................26



                           FORWARD LOOKING STATEMENTS

     Some of the information contained in this Form 10-SB may constitute forward looking statements or statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on current expectations and projections about future events. The words "estimate", "plan", "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements which involve, and are subject to, known and unknown risks, uncertainties and other factors which could cause the Company's actual results, financial or operating performance, or achievements to differ from future results, financial or operating performance, or achievements expressed or implied by such forward-looking statements. Projections and assumptions contained and expressed herein were reasonably based on information available to the Company at the time so furnished and as of the date of this filing. All such projections and assumptions are subject to significant uncertainties and contingencies, many of which are beyond the Company's control, and no assurance can be given that the projections will be realized. Readers are cautioned not to place undue reliance on any such forward looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS

I.   Business Development

     The Company was incorporated under the laws of the State of Nevada on January 24, 1995 under the name S & W Enterprise, Inc., and the Company's name was changed to Arundle Associates, Inc. on November 10, 1997. Subsequently, pursuant to an asset purchase transaction with a California corporation named Ion Technology, Inc., the Company's name was changed to Ion Technology, Inc. (the "Company" or "Ion") on June 1, 1999. Since that time, there has been no material reclassification, merger, consolidation, purchase or sale of significant assets not in the ordinary course of the Company's business. The Company has not been involved in any bankruptcy, receivership or similar proceedings.

     The business originally started in San Jose, California and also now serves the south San Francisco Bay region and the greater Sacramento, California area.

II.  Business of Issuer

A.   Background

     The Company designs, produces, installs and maintains environmentally-friendly water treatment systems used primarily for swimming pools, spas and decorative waterfalls. The materials for the water treatment systems are manufactured by sub-contractors, and outside crews (not employees) design and construct decorative trellis structures that hold the pipe systems in position for optimum, unobstructed solar heating, then assemble, install and test the desired water treatment system(s), and then train the customer.

     The U.S. Department of Energy estimates that it costs Americans $20 billion to produce the hot water that they consume annually. While today's solar water-heating systems can provide 40%-80% of a typical household's hot water demand, they are currently filling only a tiny fraction of that demand. Water purification and disinfection is also a multi-billion dollar global industry, resulting from an increasingly limited supply of drinkable water and growing public health and safety concerns. As fossil fuel resources and drinkable water reserves dwindle, the demand for environmentally responsible water treatment solutions will continue to grow dramatically.

     The Company strives to be a provider of water treatment systems that use leading edge technology in order to protect humanity and the environment. It plans to achieve this by utilizing a nationwide network of competent dealers who sell pool service equipment and maintenance products. Dealers will receive rigorous training from the Company and, once authorized, will buy the core raw materials, including proprietary pipe material, from the Company.

Overview of Ionization

     Water purification by ionization was developed to overcome the discomforts and dis-advantages associated with the use of chlorine and other toxic chemicals for water treatment. These discomforts and disadvantages include eye irritation, dry and damaged hair and skin, wear and tear on bathing suits, pool accessories and equipment and toxicity to plants and animals. Ionization is a natural approach to the well known problem of water purification and has been around for centuries. First the Romans, and later American pioneers, discovered that placing copper and silver coins in their water flasks, barrels, ponds, etc., would keep algae and fungus under control.

     Research has demonstrated clearly that copper ions inhibit algae growth in water. When copper sulfate or a copper-based algaecide is added to spa or pool water, copper ions are created. In addition, some research has indicated that silver ions kill bacteria. In 1962, the U.S. Public Health Service approved silver for use in drinking water. In 1988, Dr. Charles P. Gerba, one of America's foremost microbiologists, had very positive results from a nineteen-month study to evaluate the effectiveness of the ionization process against harmful microorganisms, particularly those responsible for the spread of the lethal Legionaires' disease.

      Ions are atoms or groups of atoms that have an electrical charge. An atom acquires this charge by gaining or losing electrons. Electrons, which have a negative electrical charge, are one of three basic constituents of atoms. The other two are protons, which have a positive charge, and neutrons, which have no electrical charge.

     The process by which an atom gains or loses electrons is called "ionization". Ionization can occur in a variety of ways, some quite simple.
In fact, ionization takes place when ordinary table salt is dissolved in water. The salt transforms from sodium chloride (NACL) to positive sodium ions (NA+) and negative chloride ions (CL-).

     For pools and spas, ionization is produced by more sophisticated means. Pool and spa ionizers use electricity to generate metal ions. Water passes through an ion chamber that is installed in line with the pool's filter and pump. Inside the ion chamber are two electrodes, set slightly apart and in line with the direction of the water flow. These electrodes produce ions.

     During operation, a safe, low-voltage direct current (like several flash light batteries working together) passes through the electrodes. This voltage causes the atoms on the outer surface of the electrode to shed electrons. The atoms become positive and attempt to leap from one electrode to the other. However, before the ions can make it across, the water sweeps them away. These ions then purify the water by bonding to the molecules of impurities in the water, forming filterable solids. The resulting solids are then removed from the water by the standard filtration system.

     Metal of Choice. The two most common types of ionizers for water treatment are copper systems and copper/silver systems. Copper systems have copper electrodes and so produce only copper ions; Copper/silver systems have one copper electrode and one that is copper and silver, so they produce both ions. For pools and spas, most manufacturers recommend the two-ion system. Copper systems are typically used for such applications as fountains, where corrosion and algae control are the primary concerns.

     At present, there are no federal standards for ions in swimming pools, although there are Environmental Protection Agency limits for drinking water:
0.05 part per million ("ppm") silver and 1 ppm copper. This is why the electrodes are mostly copper.

     If the level of copper ions becomes too high to allow them to remain in suspension, the ions "drop out" and fall to the sides and bottom of the pool, causing stains. These levels can be monitored with an easy-to-use test kit.

     When the National Aeronautics and Space Administration ("NASA") needed a non-chemical method of treating and recycling water for long-term space travel, the process of "ionization" was brought into the twenty-first century. NASA's development of the ionization process spurred dozens of entrepreneurs into this field. They recognized the potential of relieving pool owners of their dependence on chemicals. Ion intends to go a step further and introduce this process into many other market segments, such as high-rise office building cooling towers or manufacturing plants and water treatment/purification for domestic water (by individual homes or by a water district).

B.   Water Treatment Industry Trends

     One of the greatest potential challenges facing the water delivery, treatment and purification industries today is the possibility that the EPA may mandate reduction or elimination of the use of chlorine as an algaecide and sanitizer. This could materially affect the Company's business. It will be important to both the initial success of the Company and its on-going viability to establish market penetration over the next several years. Water districts are responsible for delivering water that is safe to drink. Chlorination (passing chlorine into water) has been the primary method used to purify water for consumption and other household uses. The Company's proprietary ionization system can provide a solution for these water districts and their millions of residential and commercial customers. The system is already in use in Santa Clara, Roseville, Sunnyvale, and San Jose, California, where it is reducing the need for many toxic chemicals and other substances that are harmful to the environment. Thus, the Company's products have been proven both functional and cost-effective in replacing expensive and toxic chemical purification processes.


C.   Products and Services

(1)  Current Products

Solar Water Heating

     The Company's Solar-Link swimming pool heating system is a cost-effective and efficient solar water heating system. The system is centered around a proprietary pipe material which significantly enhances the heat production capacity of the resulting pipe system as compared to the standard black plastic pipe used in similar systems. It is a high-volume, low-pressure system that can deliver a higher volume of heated water to the pool than most other products available on the market today. It delivers pre-heated water to the conventional gas- or electric-powered water heater, creating significant savings in the consumer's utility costs, while conserving the natural resources used to power conventional heating systems. Solar-Link systems provide higher efficiency than the low volume, high-pressure solar systems available. The Company has plans to develop a domestic hot water heating system using the Solar-Link technology, which would pre-heat water just before it enters the home's water heater for tap and/or baseboard heating use. The Company's planned system should be able to heat water to 110-120 degrees, reducing the amount of gas or electric energy needed to heat it to the desired temperature.

     Traditional solar panels require a south orientation at a 23-degree pitch, which is the angle to horizontal required in order to facilitate water flow. These panels catch the wind, which tends to cool the water. The wind also pulls on roof connections and can make holes in roofs. Solar-Link's ability to be placed at any orientation and pitch, and its design, which allows wind to pass through the structure, give Solar-Link an advantage over traditional solar panels. More importantly, the Solar-Link system is mounted without drilling holes in the roof over the living area, alleviating the risk of leaks or other types of damage to the home. Orientation refers to the angle to the sun and pitch refers to the angle to the ground.

Water Purification and Treatment

     Ionization System 1000 is in field testing and is a simple process for purifying water. As an added in-line component of the swimming pool water circulation system, it treats pool water as it enters or returns to the pool.
At the heart of the Ion water purification system is a specially sealed chamber that houses the electrodes. A safe, low voltage current enables the electrodes to produce ions that "attack" impurities in the water, forcing them to coagulate, thereby permitting the existing filtration system to remove them from the water flowing into the pool. This system was designed, developed and proven under tough conditions by a team of former Stanford University chemical and electronic engineers. It spans several market segments with a variety of applications, such as water treatment for swimming pools, cooling towers, ponds and fountains. Initial emphasis will be on swimming pools, where the Company's Ionization Water Purification System has numerous advantages. (See D (2) Product Advantages). Later emphasis will be on cooling towers for high-rise office buildings, in conjunction with the Data Acquisition and Control System (described in (3) Products Under Development) and municipal utility district water treatment. The Company believes that ionization is the best, if not the only, alternative to chlorine for water purification.

     The Company installed a Solar-Link solar heating system and an Ionization System 1000 at a Comfort Inn in Santa Clara, California, which has been upgraded to optimize performance. After evaluation and modification, these systems were subsequently physically inspected and accepted by The County Health and City Building Departments. The amount of electrical current needed to provide the most effective purification with the least residual metal particles changes with water temperature. The controls are being upgraded to regulate the current based on water temperature.

     While a few Ionization Systems have been installed, this product is scheduled to go into full production in early 2003 if funding is available, of which there can be no assurance.

(2)  Water Purification Consulting Services

     The Company has provided water purification consulting services to Cirexx Corporation ("Cirexx"), a manufacturer of printed circuit boards. Cirexx is owned by a director and shareholder of Ion. (See "Part I, ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and Footnotes 6 and 11 to Financial Statements for year ended December 31, 2001 and Footnotes 5 and 10 to Financial Statements for six month interim period ended June 30, 2002.)

     The services provided consist of testing and feasibility reports regarding the use of ionization for water purification, water conditioning and safety at the Cirexx facility. Ion's services included:

       * facility inspection
       * provided the important safety instructions and functional description of the major components of existing water purification equipment installed
       * upgrading of ionization probe chamber, installation of new ionization assembly probe, upgrading of ionization control unit and performing ionization leak test
       * ionization treatment and water chemical analysis
       * developed written safety test report compliance consistent with client priorities and resources
       * replaced damaged waste drainage lines and repaired floor to waste feed lines
       * replaced sub-tank motor and filter
       * replaced filtration pump
       * perform monthly testing or as needed, and inspection of the water condition and ionization system
       * provide on site training for client employees as required
       * make recommendations for new equipment and replacement parts as needed
       * testing for water contamination

     The above services have decreased materially during the first six months of 2002 as a result of a new water treatment cleaning machine being utilized by Cirexx. (Refer to PART I, ITEM 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations".)

(3)  Products Under Development

     The Floater is a stand-alone, solar-powered device that purifies a pool's water while floating on its surface. The Floater is powered by solar cells that are imbedded in its top plate. This product is in its final test phase and will be ready for production when funding becomes available, of which there can be no assurance. The Company plans to have three prototypes made for outdoor testing.

     The Cooling Tower Ionization System eliminates much of the contamination in high-rise cooling tower water, with the result that the air circulating through the building is cleaner and healthier. A microprocessor will have to be designed which will serve as a control base.

     The Data Acquisition and Control System, for which a patent existed at one time (expired in 1993), will be utilized to monitor and control functions within the ionization system. Installed in building cooling towers, an objective of the systems is to help reduce the spread of infectious diseases, such as Legionaire's disease. Development began in 1995 and is expected to be complete by 2004, at which time the unit will undergo testing, monitoring and EPA agency compliance reviews. The development effort was delayed as a result of changes in EPA requirements for air purification in high-rise buildings, as well a lack of capital. No assurance can be given that sufficient capital will be available in the future for the development effort.

(4)  Future Products

     The Company has completed development of a purification system for waterfalls, fountains and ponds and plans to schedule production and product launch for mid to late 2004. The Company plans development of the solar heating system for domestic water, including treatment and purification, after the start of the third year in full production of the Ionization System 1000.

D.   Applications and Advantages of the Company's Products

(1)    Product Applications

     The Company's products for ionization water purification and solar water heating are well suited for a wide variety of environments and applications:

       *  Solar water heating and ionization purification environments:
       	  *  Residential
       	  *  Educational
       	  *  Hospitality- hotels, motels, resorts, restaurants
       	  *  Institutional- hospitals, municipal office buildings, schools
       	  *  Commercial- high-rise office buildings
       	  *  Industrial- manufacturing plants, "clean-room" environments

       *  Solar water heating applications:
       	  *  Swimming pools and spas
       	  *  Domestic and commercial building hot water

       *  Ionization purification applications:
       	  *  Swimming pools and spas
       	  *  Ponds
       	  *  Waterfalls
       	  *  Fountains
       	  *  Cooling towers
       	  *  Drinking water

(2)    Product Advantages

     The Company's ionization process offers the following advantages over conventional water purification and treatment methods:

       *  Reduces the use of chlorine:
       	  * Saves time by eliminating daily testing, dosing and chemical handling
       	  * Eliminates chemical discomfort and harm to eyes, skin, hair, swim-wear, pool surfaces, filter, pumps and accessories

       *  Economical:
       	  * Reduces the expense of chemicals that need to be replaced frequently
       	  *  Conserves water by eliminating pool draining due to hardness levels
       	  * Requires no maintenance when pool water is balanced, eliminating or reducing the cost of pool service. Balanced water refers to a pH level that is balanced between acid and alkali. The pH level refers to the degree of acidity or alkalinity of the water.

       *  Simple to Install and Maintain:
       	  *  Easily added to existing equipment
       	  * Once installed, there is no need for human intervention unless the equipment is damaged
       	  *  Ions are pH neutral and will not affect water balance
       	  *  Automatically keeps water free of algae and bacteria
       	  * Reduces levels of calcium and other minerals in the water, keeping pool surfaces cleaner

       *  Extremely Stable Sanitizer Residual:
       	  *  Lasts for as long as the system is in place and working properly
       	  * Purifying Ions do not dissipate as a result of heat and sunlight. The bactericidal effect is actually enhanced by sunlight and high temperatures and is not pH dependent like chlorine.

       *  Safe and Healthy for the entire family:
       	  * Residual copper and silver produced as a by-product of the process are within EPA drinking water standards.
       	  *  Copper is considered to be a daily dietary requirement.
       	  *  Silver has long been used as a purifier.
       	  * Water treatment by ionization was first developed by NASA to purify drinking water. The solid-state electronic controls produce very low current like several flashlight batteries enclosed in a weather-tight case
       	  * The equipment meets or exceeds Underwriters Laboratories ("UL") and National Sanitation Foundation (NSF) Standards
       	  *  Increases filter effectiveness
       	  * Safe for use in facilities with plaster, vinyl, fiberglass and all other types of pool surfaces

       * Durable: The Company's ionizers are rugged and their durable design protects the internal electronics from moisture, corrosion and harsh environments. They are built using reliable solid-state circuitry, with no moving parts.

E.   Trademarks and Patents

     The Company has a trademark for its Solar-Link swimming pool heating system. Currently, the Company does not have any other trademarks and does not own any patents.

F.   Marketing of Company Products

Marketing Strategy

     The Company intends to grow in two ways: (i) increase its market share by developing its authorized dealer network, and (ii) broaden its markets by evaluating market segments and identifying applications in which the Company's technologies would be best utilized. This strategy recognizes the unique circumstances that are characteristic of the water treatment and purification industry.

Marketing Plan

     In order to achieve its business objectives and penetrate its target markets, the Company's marketing activities will consist of utilizing various tools and resources including the following:

     1. Corporate Identity and Marketing Material- The Company intends to develop a corporate identity and awareness campaign, including marketing material such as graphics, brochures, and multimedia presentations. Where possible, marketing material will be made available on the Company's web site in order to provide quick delivery, as well as minimizing printing and mailing costs.

     2. Advertising- Ion intends to develop an advertising program utilizing the services of an advertising agency with relevant industry experience. The program would include such activities as advertising in consumer, trade, and industry publications related to the Company's target markets. The main thrust of the advertising would be to establish the identity of Ion, the branding of its services, and to emphasize the benefits of those services to prospective customers.
          The agency would also be involved in the design and development of the Company's web site.

     3. Media Campaign- Ion Technology plans to develop a media campaign which would include press releases announcing its products and their uses in the community. Editorial and trend articles will follow. The Company sees its marketing challenge as two-fold: First, the public must be educated about the many advantages and cost efficiencies provided by the Company's products. Second, government agencies must be made aware of the solutions the Company's products provide to their water purification and treatment problems. A public-oriented advertising campaign will begin with pool industry and home and garden publications, to be followed by local advertising in various markets. Television, radio, and Internet exposure will be used as well as more traditional print media. The Company's management will also be available to give presentations to interested community and civic groups.

     4. Corporate Public Relations- Ion plans to retain a public relations firm to develop a public relations campaign, working with Company principals and the advertising agency. The objective of the corporate public relations campaign will be to develop market visibility and to help establish and position the company in its niche in the water purification marketplace. The firm will also be involved with other activities, such as planning speeches, advance work for conferences and trade shows, assistance with the creation of marketing materials, and special announcements.

     5. Sales and Marketing Staff- The Company intends to employ sales and marketing personnel as needed to obtain business. The Company believes that its principals and present staff will be able to handle the current planned development of the business. As activity increases and a broader presence is established, it will be necessary to support the operations and sales efforts with new and creative marketing programs and additional staffing.

     6. Dealer Network- Ion Technology has begun to develop a network of authorized dealers made up of pool builders, solar dealers, and pool service technicians. The Company will provide training in the sale, installation and maintenance of its proprietary systems as a prerequisite to dealer authorization. Dealers will purchase certain of the materials and equipment for these systems from the Company and will be required to maintain specific standards of performance in order to maintain their authorization.

     7. Web Site- The Company's internet web site can be accessed at www.solarlink1.com. The web site provides basic company information, which the Company intends to expand as its business develops further. It is not anticipated that the cost of the web site development will be significant; all costs are being expensed as incurred.

     8. Strategic Relationships- The Company intends to develop marketing relationships with other manufacturers for product bundling and advertising coop funds. The pricing strategy will be designed to allow profitability for dealers while providing cost savings for end-users.

     9. Direct Mail- The Company intends to utilize direct mail marketing campaigns, utilizing specialized mailing lists for the target markets.

     10. Conferences and Trade Shows- Ion intends to participate in selected national and regional industry conferences and trade shows based on market research. In additional, Ion intends to sponsor its own events in key markets. This marketing activity will be an opportunity to create a professional image and increase Company awareness.

     11. Other Marketing Media. Marketing media to be utilized in addition to the Company's web site will include:

       *  Print publications:
       	  *  Aqua
          *  Service Industry News
          * Independent Pool and Spa Service Association ("IPSSA") and National Spa and Pool Institute ("NSPI") Newsletters
          *  Home and Garden
          *  Building Maintenance and Landscaping
          *  Corporate Health and Safety
          *  Hospitality Industry (Pool and Cooling Tower)

       *  Trade Shows
          *  Pool Industry Expo
          *  Aqua Magazine Trade Shows
          *  NPSI Hot Shows (training)
          *  Home and Garden Show
          *  Building Maintenance and Landscaping
          *  Corporate Health and Safety
          *  Hospitality Industry (Pool and Cooling Tower)

Competition

     The Company competes in highly competitive markets which are fragmented, with many regional and local participants. The Company has focused on specific market applications for its products as discussed previously in the product description section ("ITEM 1. DESCRIPTION OF BUSINESS, II, C, Products and Services"). The Company's objective is to offer products that might benefit from the general decline in the use of chlorine and other chemicals.

     Most of the Company's competitors have significantly greater financial and other resources, larger facilities and staffs, multiple locations, provide a wider array of products and services, more experience providing products and services, and have longer established relationships with buyers of such services than the Company.

     As is often the case, if the Company's plans prove successful, it is likely that a number of other companies, virtually all of whom have greater financial resources and market recognition than the Company, will look to provide similar products and services to those offered and planned to be offered by the Company. Consequently, the Company will be competing with many other companies for a share of the available market for its products and services and no assurance can be given that the Company will be able to achieve an adequate position to achieve commercial success.

G.   Business Operations

Business Strategy

     Ion Technology, Inc. strives to provide a quality, state-of-the-art product, coupled with excellent customer service. With the growing global concern about pollution and the depletion of energy resources, there is ever-increasing interest in natural, non-toxic and environmentally-friendly solutions, such as solar energy and ionization. The Company's CEO has spent several years in research, development and testing in these fields. As a result, the Company's solar water heating systems are designed to save its customers money while saving precious natural resources. The ionization systems, unlike most other ionization systems on the market, are calibrated to achieve optimum ionization with negligible residual particulate matter, thus virtually eliminating the need for chemicals in water treatment.

     The Company provides cost-effective and reliable products, education, and support to customers. Management believes that while the Company's products and services are attractive to consumers during a healthy economy, because of their cost-effectiveness, there will be even greater demand for them during economically challenging periods.

     The Company's business strategy includes plans for:

       * Expansion in the existing market, with the objective of capturing market share from competitors by building a reputation for quality and service, and by persistent advertising and consumer education;
       * Expansion into new markets by developing and rolling out a program to build a network of qualified, proven dealers, and
       * Conduct research and development of systems for cooling tower water treatment and purification markets.

Overview of Operations

     1. Solar. Proprietary solar pipe is produced by Fabricated Extrusions Company, other non-proprietary materials are purchased locally. Other companies could produce the solar pipe, but Fabricated Extrusions Company is the most conveniently located. The Company uses teams of installers who are outside contractors (not employees). They construct a trellis (unless the pipe is to be installed on a roof), attach pipe to the top of the trellis or install on a roof, run the pipe to the pool (under ground), and install electronic control devices. Once installed, they test the system and calibrate it for optimum performance. There are no on-going service contracts. If customers need maintenance, they call the Company which will respond by providing outside contractors to perform the work required. The Company maintains a supply of solar piping materials. All other materials are purchased as needed from local suppliers.

     2. Ionization. The Company plans to have ionization equipment produced by sub-contracted manufacturers. The same teams of installers used for solar products will also install the ionization equipment in swimming pool environments. Different teams will be hired for installation in high-rise cooling towers and other non-swimming pool environments. Teams are made up of independent contractors at present. Eventually the Company intends to hire several of its contractors as permanent, full-time employees.

     3. Customers. In the year 2000, the Company had 17 customers; in 2001, 47 customers; and during the six months ended June 30, 2002, 30 customers. Customers are usually new customers and not repeat customers because of the one time nature of the products.

       In regard to consulting services provided by the Company (refer to page 5, "Water Purification Consulting Services"), all of such services have been provided to one customer, Cirexx Corporation, a company owned by a director and shareholder of Ion. During the six month period ended June 30, 2002, the amount of consulting services has decreased 55.7% from the prior year period (refer to PART I, ITEM 2, Management's Discussion and Analysis of Financial Condition and Results of Operations). The Company plans to focus its future business on the sale of products, and not consulting services.

Research and Development

     The Company has not spent any material amounts during either of the last two fiscal years on research and development activities.

Government Regulation

     The Company's products have not been subject to any federal, state and local laws. However, government regulation is likely in the future by EPA or other such agencies or other governmental bodies.

Inflation

     The Company is unable to predict what effect, if any, inflation will have on business operations in the future.

H.   Risk Factors

     Lack of Operating History and Earnings. The Company was formed in January, 1995, and has limited operating history and revenues. Most recently, the Company has been engaged in the development of a new business plan and the search for funding in order to increase commercial operations. Therefore, the Company must be considered to be a limited operation and subject to all the risks inherent in such a business venture, many of which are beyond the control of the Company, including the inability to implement expanded operations, lack of working capital, and failure to achieve market acceptance.

     Reliance Upon Management. Presently, the Company is totally dependent upon the personal efforts of its current management. The loss of any officer or director of the Company could have a material adverse effect upon the business and future prospects of the Company. The Company does not presently have key-man life insurance upon the life of any of its officers or directors. Further, all decisions with respect to management of Company affairs will be made exclusively by current management. The Company will also employ independent consultants to provide business and marketing advice. Such consultants have no fiduciary duty to the Company or its shareholders, and may not perform as expected. The success of the Company will in significant part depend upon the efforts and abilities of management, including such consultants as may be engaged in the future. Additionally, as the Company implements its planned expansion of commercial operations it will require the services of additional skilled personnel. There can be no assurance that the Company can attract persons with the requisite skills and training to meet their future needs or, even if such persons are available, that they can be hired on terms favorable to the Company. See "MANAGEMENT."

     Company Growth is Dependent on the Successful Implementation of the Company's New Business Plan. It is currently anticipated that the Company's future growth will result from the development of its planned operations, the successful revision of its Internet web site and the ability to attract viewers, development of brand awareness, the ability to develop a dealer network, and customers to its web site, the ability to develop strategic relationships, successful expansion into new markets, effectively responding to competition, future development and upgrading of its technology, the ability to attract and retain qualified personnel and the ability to obtain necessary financing on acceptable terms. Additionally, as the Company proceeds with its business plan, there can be no assurance that there will not be substantial unanticipated costs and expenses associated with the implementation of such plan.

     Decrease in Revenue from Consulting Services. The Company's revenue from consulting services for the six months ended June 30, 2002 totaled $45,000 compared to $101,500 for the same period in 2001, a decrease of $56,500, or 44.3%. All of such services have been provided to one customer, Cirexx Corporation, a Company owned by a director and shareholder of Ion. The Company expects these services to continue to decline as a result of a new water treatment cleaning machine being utilized by Cirexx. If the Company is unable to replace the decreased consulting service revenue with revenue from the sale of products, this would have a material adverse effect on the Company's financial results.

     Ability to Fund Business Strategy. The Company's business strategy will require that substantial capital investment and adequate financing be available to the Company for the development of new products, operations and equipment as needed. Should the Company be unable to obtain the amount of capital presently anticipated, the Company may be required to obtain financing through borrowings or the issuance of additional equity or debt securities, which could have an adverse effect on the value of the existing Common Stock.

     Unproven Acceptance of the Company's Management and Marketing Plan - No Formal Market Surveys. Currently the Company plans to expand its business, which includes the development and introduction of new products. Although some companies have been very successful over the past several years, no formal market studies have been undertaken by the Company as of the date of this registration statement. The Company intends to conduct a marketing survey in the future, subject to the availability of funds. In view of the fact that the Company itself has had limited sales experience with products of this type, there can be no assurance that its planned products will achieve market acceptance (or sufficient market acceptance to make the Company's operations commercially viable) among its target market. The failure of the Company's products to achieve market acceptance (or sufficient market acceptance to make the Company's operations profitable), would have a material adverse effect on the Company's business and financial condition and could result in the failure of the Company to achieve, or sustain, viable commercial operations of any kind in the future.

     Uncertainty As To Management's Ability To Control Costs And Expenses. With respect to the planned business operations of the Company, management cannot accurately project or give any assurance, with respect to its ability to control development and operating costs and/or expenses in the future. Consequently, even if the Company is successful in implementing its planned expanded commercial operations (of which there can be no assurance), if management is not able to adequately control costs and expenses, such operations may not generate any profit or may result in operating losses.

     Possible Adverse Effect of Government Regulations. Although the Company's planned operations are not subject to any regulations governing its services, it is likely that, in the future, such regulations will be put in place. Although it is not possible to predict the extent of any such future regulations, and although management is not aware of any pending regulations which would be applicable to its planned business operations, it is possible that future or unforeseen changes may have an adverse impact upon the Company's ability to continue or expand its operations as presently planned. The extent of such regulations is impossible to predict, as is the potential impact upon the business operations of the Company in accordance with its business plan.

     No Dividends. The Company has not paid any dividends nor, by reason of its present financial status and contemplated financial requirements, does it anticipate paying any dividends in the foreseeable future. See "DESCRIPTION OF SECURITIES."

     Marketing is Highly Competitive and Changing Rapidly, and the Company May Not Have the Resources to Compete Adequately. There are a number of companies offering similar products and services, and the Company is competing with such businesses for customers. Many of these competitors have substantial competitive advantages over the Company, including the ability to offer a wider array of products and services; larger operations, technical and marketing staffs and resources; greater name recognition; larger customer bases; and greater financial resources.

     Developing Market; New Entrants. The Company's future growth is dependent to a significant extent upon its ability to attract customers and derive revenue from sales of products and services. The market for these products and services is rapidly evolving, highly competitive, and is characterized by an increasing number of new market entrants. Demand and market acceptance for such products and services are subject to a high level of uncertainty, and there can be no assurance that their commercial acceptance will continue to grow.

     Competition; Low Barriers to Entry. There is a very high level of competition among companies offering similar products and services. The Company expects that new competitors that provide similar products and services and are technologically proficient, will emerge and will be competing with the Company. As is often the case, if the Company's plans prove successful it is likely that a number of other companies, virtually all of whom have greater financial resources and market recognition than the Company, will look to provide products and services similar to those planned by the Company. The Company does not have proprietary technology that would preclude or inhibit competitors from entering their markets. The Company intends to compete on the basis of price and the quality of its products and services. Further, the market for the Company's products is subject to continuing definition, and, as a result, the existing business of competitors may better position them to compete in this market as it matures. In addition, the Company will be competing with established companies as well as established industry leaders who seek to expand their marketing efforts. Consequently, the Company will be competing with many other companies for a share of the available market and no assurance can be given that in the future the Company will be able to achieve an adequate position to achieve commercial success or that such competition will not materially adversely affect the Company's business, results of operations and financial condition.

     Risk of Obsolescence; Technological Change. All industries based upon technology are characterized by rapid technological advances, evolving industry standards, changes in customer requirements and frequent new developments and technological enhancements. As a result, the Company's ability to remain competitive will depend in significant part upon its ability to continually upgrade its products and services to keep up with such technological advances and changes in a timely and cost-effective manner in response to both evolving demands of the marketplace and product/service offerings by its competitors. Should a technological breakthrough be made by a competitor of the Company, the technology upon which the Company has based its products and services could become obsolete and the Company could lose a significant share of its market unless it is able to redesign its systems to keep pace with developing technology. In addition, over the longer term, the Company's ability to remain competitive will depend in significant part upon its ability to develop and introduce, in a timely and cost-effective manner, enhancements to its basic products and services which incorporate new technological advances that provide a competitive advantage over its competition. Any delay or failure by the Company to develop new services or to adapt its services to technological change and market requirements could have a material adverse effect on the Company's financial condition and results of operation. There can be no assurance that the Company will be successful in keeping up with technological changes in the future or that it will have adequate financing to make necessary upgrades in its system and service in order to maintain a competitive advantage in the market, on a timely and cost-effective basis. Nor can there be any assurance that the Company's competitors will not develop superior services or that such services will not achieve greater market acceptance than the Company's services.

     Limited Public Market For Securities. There currently is a very limited public market for the Company's securities, which are traded in the over the counter market, "pink sheets," and there can be no assurance that a larger public market will develop in the future.

     Risks of Low-Priced Stocks And Possible Effect of "Penny Stock" Rules on Liquidity. The Company's stock is defined as a "penny stock" under Rule 3a51-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934. In general, a "penny stock" includes securities of companies which are not listed on the principal stock exchanges or the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or National Market System ("NASDAQ NMS") and have a bid price in the market of less than $5.00;
and companies with net tangible assets of less than $2,000,000 ($5,000,000 if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6,000,000 in the last three years. "Penny stocks" are subject to rule 15g-9, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are officers or directors of the issuer of the securities). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell the Company's stock, and therefore may adversely affect the ability of the Company's stockholders to sell stock in the public market.

     Shares Eligible for Future Sale. A total of 9,130,748 shares of Common Stock are presently issued and outstanding, of which in excess of 5,240,748 shares thereof are "restricted securities" as that term is defined under the Securities Act. Therefore, all such restricted shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from registration becomes available. One exemption which may be available in the future is Rule 144 adopted under the Securities Act. As of the date of this registration statement, 5,240,748 shares may be eligible for sale pursuant to Rule 144. Generally, under Rule 144 any person holding restricted securities for at least one year may publicly sell in ordinary brokerage transactions, within a 3 month period, the greater of one (1%) percent of the total number of the Company's shares outstanding or the average weekly reported volume during the four weeks preceding the sale, if certain conditions of Rule 144 are satisfied by the Company and the seller. Furthermore, with respect to sellers who are "non-affiliates" of the Company, as that term is defined in Rule 144 the volume sale limitation does not apply and an unlimited number of shares may be sold, provided the seller meets a holding period of 2 years. Sales under Rule 144 may have a depressive effect on the market price of the Company's securities, should a public market develop or continue for the Company's shares.

     Forward Looking Statements. This document contains forward-looking statements. Readers are cautioned that all forward-looking statements involve risk and uncertainty. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this document will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. (See "Forward Looking Statements", PART 1).

I.     Reports to Security Holders

     Prior to the filing of this registration statement on Form 10-SB, the Company was not subject to the reporting requirements of Section 13 (a) or 15
(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual reports, which will include audited financial statements, and other required reports and such reports will be available to its shareholders.

     The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that SEC Internet site is (http://www.sec.gov). The Company's Internet site may be viewed as discussed in PART I. ITEM 1. DESCRIPTION OF BUSINESS, Section F. Marketing of Company Products, Marketing Plan, 7. Web Site.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

I.   Results of Operations

    The Results of Operations should be read in conjunction with PART I, ITEM 1, DESCRIPTION OF BUSINESS and PART F/S- FINANCIAL STATEMENTS to this Form 10-SB.

Twelve months ended December 31, 2001 compared to the twelve months ended December 31, 2000:

     Gross Sales. For the fiscal year ended December 31, 2001, gross sales totaled $465,212, an increase of $198,231, or 74.2%, from the year ended December 31, 2000. The gross sales for the current year include $200,500 for consulting services, compared to consulting services of $139,000 for the prior year, an increase of $61,500 or 44.2%. All of the consulting services were provided to a private company owned by a Director and shareholder of the Company. (See Item 7. Certain Relationships and Related Transactions, Notes 6 and 11 to the audited financial statements in Part F/S and Notes 5 and 10 to the six-month unaudited financial statements in Part F/S.) Management attributes the increase in gross sales of solar water-heating products and services totaling $136,731 to the significant rise in the cost of traditional energy sources, along with growing public concern regarding the environmental impact of these sources.

     The consulting services provided by the Company consist of the testing and ionization treatment of industrial waste water from a highly toxic chemical process for a manufacturer of custom printed circuit boards.

     Gross Profit. While gross profit increased by $87,220 or 51.4% from the prior year period, gross profit as a percent of gross sales has decreased from 63.6% in 2000 to 55.2% in 2001. This decrease has resulted from a shift in the mix of business, from consulting services to solar water heating installations. Management expects this trend to continue over the course of the next year.

     Operating Expenses increased $30,182 or 22.5% to $164,505 in 2001 from $134,323 in 2000. However, as a percent of gross sales, general and administrative costs decreased from 50.3% in 2000 to 35.4% in 2001, a result of efficiencies of scale, as gross sales increased and fixed costs remained constant.

     Income from operations rose from $35,426 in 2000 to $92,464 in 2001, an increase of $57,038. The resulting net income in 2001, after interest expense and provision for income taxes, was $88,472 compared to $20,844 in 2000, an increase of $67,628.

Six months ended June 30, 2002 compared to the six months ended June 30, 2001:

     Gross Sales. Gross sales increased $8,551, or 3.7%, to $242,093 during the first six months of 2002, compared to gross sales of $233,542 during the same period in 2001. Of the 2002 gross sales, $45,000 are for consulting services, compared to $101,500 in the same period of 2001, a decrease of $56,500 or 44.3%. This decrease resulted in the aforementioned shift in the mix of business, from consulting services to solar water heating installations.

     Gross Profit. Gross profit decreased $6,991 or 5.4% to $122,325 in the first six months of 2002 from $129,316 for the prior year comparable period. Gross profit as a percent of gross sales decreased to 50.5% in the first half of 2002 from 55.4% during the same period in 2001, again as a result of a shift in the mix of business, from consulting services to solar water heating installations. During the first six months of 2002, revenue from consulting services decreased 55.7% while the 49.3% increase in solar heating revenue more than offset the dollar decrease in consulting services. However, at a 39.2% gross margin, the solar heating revenue resulted in a decrease in the gross profit.

     Operating Expenses. Operating expenses decreased $736 or 0.9% from $82,605 in the first six months of 2001 to $81,869 during the same period in 2002. As a percent of gross sales, administrative costs decreased slightly from 35.4% to 33.8%.

     In the first six months of 2002 Income from operations was $40,456, $6,255 less than operating income in 2001 of $46,711. The resulting net income in 2002, after interest expense and provision for income taxes, was $37,547 compared to $44,263 in 2001, a decrease of $6,716 or 15.2%.

II.    Discussion of Financial Condition   Liquidity and Capital Resources

     At June 30, 2002, the Company's cash balance was $4,469 compared to $4,905 at December 31, 2001, a decrease of $436. During the six month period ended June 30, 2002, operating activities provided net cash of $64,289, which was used for the following purposes:

       *  $10,933 was used to pay the principal on capital leases.
       * The Company advanced $53,793 to its chief executive officer, who is also a director and major shareholder. This loan is due on demand and bears interest at prime lending rate. The total of such advances was $208,830 at June 30, 2002.

     The Company had a working capital deficit of $19,090 at June 30, 2002, a decrease of $1,197 from December 31, 2001.

     As a result of net income earned in the first half of fiscal year 2002, stockholders' equity increased from $322,295 at December 31, 2001 to $359,991 at June 30,2002, an increase of $37,696.

     In the wake of dramatically rising energy prices in California, alternative water heating and treatment resources are becoming increasingly popular. During the first half of 2002, the Company spent $23,864 on advertising and trade shows. Management believes that its advertising efforts were a significant factor in the 49.3% growth in solar heating and ionization revenue from the first half of 2001 to the first half of 2002. The Company plans to spend an additional $25,000 in advertising during the second half of fiscal year 2002 in order to continue to take advantage of this trend. Management intends to fund this expenditure from cash provided by operations.

     The Company has historically funded its working capital needs from cash provided by operations. It will continue to fund normal daily operations from internally generated cash. The Company plans to meet its future capital needs through private equity or debt financing. Issuing additional equity will result in dilution to existing shareholders. If additional funding is raised in the future, of which there can be no assurance, the capital will be used to launch new products that will be ready for production within 3-6 months of receipt of such funding, at the same time facilitating more rapid expansion of existing markets. The Company's long-term capital requirements will depend significantly on the rate of its business growth, the introduction of new products, and the success of such products after they are introduced. Projections of future long-term cash needs are subject to substantial uncertainty.

     The Company intends to hire employees when capital is available, of which there can be no assurance. In the interim, the Company will continue to rely on its management and sub-contractors to perform the activities required to conduct its business. The failure to attract and retain the required personnel would have a material adverse effect on the Company's future business and results of operations.

ITEM 3.   DESCRIPTION OF PROPERTY

     The Company is located at 2915 South Bascom Avenue, Campbell, CA 95008, and the telephone number is (408) 558-7980. The space is occupied on a month to month basis, consists of 1,200 square feet of office space and laboratory facilities, and the monthly rental is $1,200.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
          AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's $.0005 par value common stock as of the date of this registration statement of (1) each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of common stock, (2) each director and executive officer of the Company beneficially owning common stock, and (3) all directors and executive officers as a group. As of the date of this registration statement there were 9,130,748 common shares issued and outstanding.


Name and Address of Beneficial Owner     Number of Shares     Percent of Class
------------------------------------     ----------------     ----------------

James O. Smith                                 2,370,748            25.96%
P.O. Box 1602
4360 Stone Road
Bethel Island, CA 94511


Julie De-Jon Smith                               350,000             3.83%
180 Cleveland Avenue
San Jose, CA 95128


Roger Menges                                   2,500,000            27.38%
2708 Falcon View Court
Alamo, CA 94507


Jack Farnsworth                                   20,000             0.22%
1670 Braddock Court
San Jose, CA 95125


Officers and Directors as
a group (4 persons) (3)                        5,240,748             57.40%


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
          CONTROL PERSONS

     The Company's Directors and Officers and the positions they currently hold in the Company are as follows:

   Name                        Age           Position Held
   ----                        ---           -------------

James O. Smith                  74           President, CEO & Director

Julie De-Jon Smith              44           Secretary & Director

Roger Menges                    63           Director

Jack Farnsworth                 58           Director

     The Directors will service until the next annual meeting of stockholders and until their successors are qualified and elected. The Officers are also appointed by, and serve at the will of, the Board of Directors. Ms. Julie De-Jon Smith is the daughter of Mr. James O. Smith. There are at present no committees of the Board of Directors.

Officers and Directors

     James O. Smith, President, CEO and Director since 1994. Previously, Mr. Smith was President and CEO of several successful companies. He is responsible for development of the Data Acquisition and Control System for which Ion Technology, Inc. at one time held a patent. This System was licensed and approved for use as an early warning system for smoke, fire and evacuation by the California State Fire Marshall. It will be used in concert with the Cooling Tower Ionization System to monitor and manage the purification of water used in commercial building cooling towers. Mr. Smith has over 30 years of experience in electronics and start-up companies including Triad Resources in Campbell, California, Data Tech Assembly in Santa Clara, California, UTI, Sunnyvale, California, and Ion Technology, Inc. in Campbell, California. The technical article, Data Acquisition and Control, The Challenge of Operational Integrity, US Patent #3,932,858, written by Mr. Smith, was published in the trade publication, Telecommunication, Vol. 14, No.11. Mr. Smith has been responsible for the research and development of the ionization system at the heart of the Ion Technology water purification system. He has also headed up the development and design of the proprietary solar water-heating system called Solar-Link , one of the most effective and efficient solar water-heating systems ever invented.

     Julie De-Jon Smith, Corporate Secretary, Director and Director of Sales and Marketing since 1997. Ms. De-Jon Smith, the daughter of James O. Smith, has extensive experience in the electronics field. She worked in the printed circuit board field for approximately 10 years, starting at Cirexx as a numerical computer driller. While at Cirexx, she progressed through a number of technical positions, ultimately working on high cost multi-layer boards. At VSM Printed Circuits, she quickly became a Photo Technician Supervisor in recognition of the high quality of her work and her strong work ethic. As Office Manager for over 8 years at ABC Pool Service, a large swimming pool chemical and repair company, her tasks included accounts receivable and payable, payroll, and route control. Ms. De-Jon Smith then became Sales Manager of Santa Clara Roofing Company, where she was in charge of contracts and customer relations. Most recently, Ms. De-Jon Smith's passion for ground floor company development has found expression with Ion Technology. She has designed all of the Company's forms and logos and has created the Company's marketing materials, signs and business cards. She currently handles media advertising and organization of all trade shows, as well as maintaining the Company's books and records.

     Roger Menges, Director. Roger Menges is the President and CEO of Cirexx Corporation, a printed circuit board manufacturer, which he purchased in 1980. Mr. Menges rebuilt Cirexx Corporation in 1985 after a fire destroyed all production capability. His multi-discipline background includes Research and Development, Process Control, Sales, Marketing and Business Development. Mr. Menges is also President, Director and Shareholder of Ultimate Sailboats, Inc., a sailboat manufacturer. He has a Bachelor of Science in Marketing /Advertising from Northeastern University and is also a Certified Public Accountant.

     Jack Farnsworth, Director. Mr. Farnsworth has over 25 years experience in electro-mechanical design, CAD (computer aided design) systems administration, document control, network management, and engineering services management. Mr. Farnsworth has been a Senior CAD Systems Engineer with Lucent Technologies, Inc., since 1999 and from 1989-1998 was Engineering Services Director for Digital Microwave Corporation, where he was responsible for Engineering
Services Department operations, staffing, budget, procedures and computer systems including CAD systems. From 1981-1987, Mr. Farnsworth was a founder and Design Manager for Telcom General Corporation, responsible for the management of drafting and document control departments, including electro/mechanical design, processes and procedures. Previously, Mr. Farnsworth was associated with California Microwave and Farinon Video/Satellite Systems, a company which he founded.

ITEM 6.   EXECUTIVE COMPENSATION

     The Company paid consulting fees totaling $18,000 to its Secretary during the year ended December 31, 2001 and $13,100 during the six month period ended June 30, 2002. Such fees were for advertising services provided to the Company and were charged to general and administrative expenses. No other compensation has been paid to any of the Company's Officers and Directors. There are no written agreements between the Company and any of its Officers, and there are no agreements with Directors for the payment of Director fees. The Company does not presently have any pension plan, profit sharing plan, or similar plans for the benefit of its Directors, Officers and employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company made advances totaling $155,037 and $48,699 during the years ended December 31, 2001 and 2000, respectively, to Mr. Smith. During the six month periods ended June 30, 2002 and 2001, the Company made advances totaling $53,793 and $28,768, respectively to Mr. Smith. All advances were made at Bank of America's prime lending rate and are unsecured.

     The total balance due from Mr. Smith to the Company was $208,830 at June 30, 2002. A Promissory Note in the amount of $208,830, the balance due to the Company from Mr. Smith at June 30, 2002 was executed by Mr. Smith and given to the Company.

     As of December 31, 2001, Mr. Smith has personally guaranteed three vehicle leases for the Company.

     During the years ended December 31, 2001 and 2000, the Company provided water purification consulting services totaling $200,500 and $139,000, respectively to Cirexx Corporation, a private company which is owned by Mr. Roger Menges, director and shareholder of Ion. For the six month interim periods ended June 30, 2002 and 2001, the Company provided consulting service totaling $45,000 and $101,500, respectively, to Cirexx Corporation.

ITEM 8.   DESCRIPTION OF SECURITIES

I. Common Stock. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.0005 per share of which 9,130,748 shares are issued and outstanding as of the date of this Registration Statement. The holders of Common Stock (i) have equal and ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have pre-emptive, subscription or conversion rights (there are no redemption or sinking fund provisions applicable thereto); and (iv) are entitled to one non-cumulative vote per Share on all matters which shareholders may vote at all meetings of shareholders. All shares of Common Stock now outstanding are fully paid for and non-assessable. There are no provisions in the Articles of Incorporation or By-laws which would have an effect of delaying, deferring, or preventing a change in control of the Company and that would operate only with respect to an extraordinary corporate transaction involving the Company, such as a merger, reorganization, sale, or transfer of all or substantially all of the Company's assets, or a liquidation.

II. Non-cumulative Voting. The holders of shares do not have cumulative voting rights, which means that the holders of more than 50 percent of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. As of the date of this registration statement, present management own approximately 57.4 percent of the issued and outstanding shares of Common Stock.

                                    PART II

ITEM 1.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     As of the date of this registration statement, there is a very limited public market for the Company's securities. Prior to September 28, 2001, there was no trading market for the Company's Common Stock. Since that time, the Company's Common Stock has been traded in the over the counter market on the "Pink Sheets" under the trading symbol "IOTG". Upon effectiveness of this registration statement, the Company intends to apply for a listing of its Common Stock on the OTC Bulletin Board. There can be no assurance that the OTC Bulletin Board will approve the listing application or, if the application is approved, that a market will develop for the Company's Common Stock. In the event that the Company's listing application is approved, its Common Stock may be thinly traded, if traded at all, until such time as the Company achieves full operation and has more significant revenue.

     As of the date of this registration statement, there were 124 record holders of the Company's Common Stock.

     The following table shows, for the periods indicated, the approximate range of high and low bid quotes for the Company's Common Stock obtained from the www.nasdaq.com web site and are between dealers, do not include retail mark-ups, mark-downs, or other fees or commissions, and may not necessarily represent actual transactions.

Common Stock Trading History

       2001                             High           Low

     Quarter Ended September 30         $0.035         $0.025
     Quarter Ended December 31*         $0.550         $0.025

       2002                             High           Low

     Quarter Ended March 31             $0.140         $0.030
     Quarter Ended June 30              $0.050         $0.040
     Two Months Ended August 31         $0.050         $0.040

* On October 3, 2001, the Company declared a 2-for-1 forward split of its Common Stock, resulting in 9,130,748 shares issued and outstanding.

     The Company has no outstanding options or warrants to purchase, or securities convertible into, shares of the Company's Common Stock. There are currently 5,240,748 shares of the Company's Common Stock that may be eligible for future sale by shareholders pursuant to Rule 144 under the Securities Act (See "RISK FACTORS, Shares Eligible for Future Sale"). There are no shares of the Company's Common Stock that are currently being publicly offered, or proposed to be publicly offered.

     The Company has not paid any cash dividends since its inception and does not anticipate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

     The Company's Transfer Agent is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 90412.

ITEM 2.   LEGAL PROCEEDINGS

     Neither the Company nor any affiliate of the Company is a party to legal proceedings requiring disclosure pursuant to the instructions to this item or that is material to the Company and its operations.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

     There have been no changes in or disagreements with the Company's accountant on accounting and financial disclosures.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the General Corporation Law of Nevada, including circumstances in which indemnification is otherwise discretionary under Nevada law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or recession. Chapter 78 of the Nevada Revised Statutes provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for certain liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933 (the "Securities Act"). These provisions generally permit indemnification of directors and officers against certain costs, liabilities and expenses of any threatened, pending, or completed action, suit or proceeding that any such person may incur by reason of serving in such positions if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such persons had been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

                                   PART F/S

     Audited Financial Statements for the years ended December 31, 2001 and 2000 are submitted herein on pages F-1 to F-12, and Unaudited Interim Financial Statements for the six month periods ended June 30, 2002 and 2001 are submitted herein on pages F-13 to F-22.

                                   PART F/S

ITEM 1. FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

								       Page
                                                                       ----

     Index to Financial Statements				        F-1

     Report of Independent Certified Public Accountant.			F-2

     Balance Sheet as of December 31, 2001 and December 31, 2000	F-3

     Statement of Operations for the years ended
     December 31, 2001 and December 31, 2000				F-4

     Statement of Cash Flows for the years ended
     December 31, 2001 and December 31, 2000				F-5

     Statement of Changes in Shareholders' Equity from
     January 1, 2001 through December 31, 2001				F-6

     Notes to Financial Statements		   	            F-7 to F-12

                          DONAHUE ASSOCIATES, L.L.C.
                          27 BEACH ROAD, SUITE CO5-A
                           MONMOUTH BEACH, NJ 07750
                            Phone: (732) 229-7723


                         Independent Auditor's Report


The Shareholders
Ion Technology, Inc.

We have audited the accompanying balance sheets of Ion Technology, Inc. as of December 31, 2001 and December 31, 2000 and the related statements of operations and statement of changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of management.
Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ion Technology, Inc. as of December 31, 2001 and December 31, 2000 and the related statements of operations and statement of changes in shareholders' equity and cash flows for the years then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.





Monmouth Beach, New Jersey
May 9, 2002

                               Ion Technology Inc.
                                  Balance Sheet
                 As of December 31, 2001 and December 31, 2000


                                                      31-Dec-01       31-Dec-00
                                                      ---------       ---------
ASSETS

  Current assets:
     Cash                                             $   4,905       $   1,912
     Inventory                                           45,179          48,907
     Accounts receivable                                    865               0
     Prepaid expenses                                       654             596
                                                      ---------       ---------
        Total Current Assets                             51,603          51,415

  Other assets:
     Property and equipment
     (net of accumulated depreciation
     of $100,894 at 12/31/01 and
     $58,547 at 12/31/00)                               238,945         211,501
     Shareholder receivable                             155,037          48,699
                                                      ---------       ---------
        Total Assets                                  $ 445,585       $ 311,615
                                                      ---------       ---------
                                                      ---------       ---------

LIABILITIES & STOCKHOLDERS' EQUITY

  Current liabilities:
     Accounts payable & accrued expenses              $  45,488       $  37,417
     Capital lease payable-short term portion            22,408          12,166
     Income taxes payable                                 1,600             948
                                                      ---------       ---------
        Total Current Liabilities                        69,496          50,531

  Other liabilities:
     Capital lease payable-long term portion             53,794          27,261

  Stockholders' Equity:
     Common stock, 50,000,000 shares authorized;
       par value $.0005, 9,130,748 issued
       and outstanding                                $   4,565       $   4,565
     Additional paid in capital                         599,422         599,422
     Retained deficit                                  (281,692)       (370,164)
                                                      ---------       ---------
        Total Stockholders' Equity                      322,295         233,823
                                                      ---------       ---------
        Total Liabilities & Stockholders' Equity      $ 445,585       $ 311,615
                                                      ---------       ---------
                                                      ---------       ---------

Please see notes to the financial statements.

                               Ion Technology Inc.
                             Statement of Operations
          For the Years Ended December 31, 2001 and December 31, 2000


                                                      31-Dec-01       31-Dec-00
                                                      ---------       ---------

Gross sales                                           $ 465,212       $ 266,981
Less cost of sales                                     (208,243)        (97,232)
                                                      ---------       ---------
Gross profit                                            256,969         169,749

Operating expenses:
  General administration                                164,505         134,323
                                                      ---------       ---------
     Total operating expenses                           164,505         134,323
                                                      ---------       ---------
Income from operations                                   92,464          35,426

Other income (expenses):
  Interest income                                         5,023               0
  Interest expense                                       (8,215)        (13,782)
                                                      ---------       ---------
Net income before tax provision                          89,272          21,644

Provision for income taxes                                 (800)           (800)
                                                      ---------       ---------
Net income                                            $  88,472       $  20,844
                                                      ---------       ---------
                                                      ---------       ---------
Earnings per common share:
Basic and fully diluted                               $    0.01       $    0.00

Weighted average of common shares:
Basic and fully diluted                               9,130,748       9,130,748


Please see notes to the financial statements.

                               Ion Technology Inc.
                            Statement of Cash Flows
         For the Years Ended December 31, 2001 and December 31, 2000

                                                      31-Dec-01       31-Dec-00
                                                      ---------       ---------

Operating Activities:
   Net income                                         $  88,472       $  20,844
   Adjustments to reconcile net income items
     not requiring the use of cash:
       Depreciation                                      42,583          45,884

Changes in other operating assets and liabilities:
   Accounts receivable                                     (865)              0
   Inventory                                              3,728           8,924
   Prepaid expenses                                         (58)           (596)
   Accounts payable & accrued expenses                    8,071          14,923
   Income taxes payable                                     652             948
                                                      ---------       ---------
Net cash provided by operations                         142,583          90,927

Investing Activities:
   Purchase of property and equipment                   (18,190)         (1,188)
                                                      ---------       ---------
Net cash used by investing activities                   (18,190)         (1,188)

Financing Activities:
   Bank overdraft                                             0          (2,150)
   Payment of capital leases                            (15,062)         (6,428)
   Advances to (from) shareholder                      (106,338)          1,301
   Loan repaid shareholder                                    0         (80,550)
                                                      ---------       ---------
Net cash used by financing activities                  (121,400)        (87,827)
                                                      ---------       ---------
Net increase in cash during the fiscal year               2,993           1,912

Cash balance at beginning of the fiscal year              1,912               0
                                                      ---------       ---------
Cash balance at end of the fiscal year                $   4,905       $   1,912
                                                      ---------       ---------
                                                      ---------       ---------
Supplemental disclosures of cash flow information:
   Interest paid during the fiscal year               $   8,215       $  13,782
   Income taxes paid during the fiscal year           $     948       $   2,630


Please see notes to the financial statements.

                               Ion Technology Inc.
                  Statement of Changes in Shareholder Equity
                From January 1, 2000 through December 31, 2001

                       Common      Common     Paid in     Retained
                       Stock       Amount     Capital     Deficit      Total
                     ---------   ---------   ---------  -----------  ----------
Balance at
January 1, 2000      9,130,748   $   4,565   $ 599,422  $ (391,008)  $  212,979

Net income for
fiscal year 2000                                            20,844       20,844
                     ---------   ---------   ---------  -----------  ----------
Balance at
December 31, 2000    9,130,748       4,565     599,422    (370,164)     233,823

Net income for
fiscal year 2001                                            88,472       88,472
                     ---------   ---------   ---------  -----------  ----------
Balance at
December 31, 2001    9,130,748   $   4,565   $ 599,422  $ (281,692)  $  322,295
                     ---------   ---------   ---------  -----------  ----------
                     ---------   ---------   ---------  -----------  ----------

Please see notes to the financial statements.

                              Ion Technology Inc.
                      Notes to the Financial Statements
          For the Years Ended December 31, 2001 and December 31, 2000

1. Organization and Significant Accounting Policies

Ion Technology, Inc. (the Company) was incorporated in the State of Nevada in January 1995 as S&W Enterprises. In May 1999, the Company's changed its name to Ion Technology, Inc.

The Company installs solar heating technology for home use in heating pools, saunas, and spas. In addition, the Company installs water purification equipment using environmentally clean ionization technology for swimming pools as opposed to the traditional use of chlorine and similar chemicals.

Revenue and Cost Recognition- the Company recognizes revenue from water purification equipment and solar heating installation sales at the completion of the installation. Deposits received in advance of completion of installation are recognized as deferred revenues until installation is completed. Revenue from consulting services is recognized when the service has been provided. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Inventory- Inventory is stated at cost or net realizable value, whichever is less. Inventory includes the cost of ionization and solar heating equipment purchased from suppliers, however not yet installed at the date of the financial statements.

Equipment- Equipment includes office furniture and machinery, tooling equipment, and vehicles and is stated at cost. Depreciation of equipment is provided using the straight-line method over the estimated useful life of the underlying asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

		Tooling 		 10 years
		Vehicles	          4 years
		Office machines		  3 years
		Office furniture	  7 years

Expenditures for major repairs and renewals that extend the useful life of the asset are capitalized. Minor repair expenditures are charged to expense as incurred.

Long Lived Assets- the Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Income Taxes- The Company accounts for income taxes under the accrual method established by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences and events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted rates for the year in which the differences are expected to reverse. Valuation allowances to deferred tax assets and liabilities may be established as necessary to reduce the deferred tax assets and liabilities to the amounts expected to be realized.

Recent accounting pronouncements- In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
No. 141, "Business Combinations", which mandates the purchase method of accounting for business combinations effective July 1, 2001. Management believes that the adoption of SFAS No. 141 will not materially impact the balance sheet, statement of operations, and statement of changes in cash flows and stockholder equity.

In June 2001, the FASB also issued Statement No. 142, "Goodwill and Other Intangible Assets", which governs the accounting and reporting for acquired goodwill and other intangible assets at acquisition and after initial recognition in the financial statements effective January 1, 2002. Management believes that the adoption of SFAS No. 142 will not materially impact the balance sheet, statement of operations, and statement of changes in cash flows and stockholder equity.

In October 2001, the FASB also issued Statement No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets", which supercedes existing standards for this area of accounting. SFAS No. 144 is effective January 1, 2002. Management believes that the adoption of SFAS No. 144 will not materially impact the balance sheet, statement of operations, and statement of changes in cash flows and stockholder equity.

2. Net Income Per Share

The Company applies SFAS No. 128, "Earnings Per Share" to calculate earnings per share. In accordance with SFAS No. 128, basic net income per share has been computed based upon the weighted average of common shares outstanding during the years. Fully diluted loss per share includes the dilutive effects of any outstanding financial instruments that could be converted into common stock. As of December 31, 2001 and December 31, 2000, there were no financial instruments outstanding that were convertible into common stock.

All the net income reported in the statements of operations is available to common shareholders in calculating the loss per share. The weighted average of common shares outstanding has been computed as follows:


                                    12/31/01           12/31/00

Shares outstanding                 9,130,748          9,130,748
                                   ---------          ---------
                                   ---------          ---------
Weighted average                   9,130,748          9,130,748
                                   ---------          ---------
                                   ---------          ---------

3. Fair Values of Financial Instruments

The carrying amount of cash, accounts receivables, inventories, shareholder receivable, accounts payable, income taxes payable, and capital leases payable reported in the balance sheet are estimated by management to approximate fair value.

4. Commitments and Contingencies:

The Company is not committed to any non-cancelable leases for office space.

The Company is the lessee of certain equipment accounted for as capital leases in fiscal years 2001 and 2000. The assets and liabilities of the capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets purchased. The leased asset is amortized over the lesser of the term of the lease or the estimated useful life of the underlying asset.

Minimum future lease payments for the capital lease as of December 31, 2001 and December 31, 2000 is as follows:

                                                    2001            2000
                                                 ----------      ----------

                2001                             $        0      $   15,599
                2002                                 28,835          15,599
                2003                                 24,051          10,815
                2004                                 17,448           4,213
                2005                                 13,236               0
                2006                                  4,956               0
                                                 ----------      ----------
    Total minimum lease payments                 $   88,526      $   46,226
    Less amounts representing interest              (12,324)         (6,800)
                                                 ----------      ----------
    Present value of net minimum lease payments  $   76,202      $   39,427
                                                 ----------      ----------
                                                 ----------      ----------

The interest rates on the capitalized leases range from 7.32% to11.75%, imputed based upon the lower of the Company's incremental borrowing rate at the inception of the lease or the rate of return that is implicit in the capital lease.

5. Addendum to the Consolidated Statement of Cash Flows

The following non-cash transactions have been excluded from the compilation of the statement of cash flows:

During fiscal year 2000, the Company acquired $24,077 of equipment by entering into a capital lease agreement.

During fiscal year 2001, the Company acquired $58,379 of equipment by entering into capital lease agreements.

6. Concentration of Credit Risk

In fiscal year ended December 31, 2001 and December 31, 2000, the Company provided consulting services of $200,500 and $139,000, respectively, to a company owned by a shareholder. The gross consulting revenues represent approximately 43% and 52% of gross sales revenues in fiscal year 2001 and 2000, respectively. Please see Note 11 for further discussion. A termination of this consulting relationship could have a material adverse affect on the financial position of the Company.

7. Property & Equipment

Property and equipment for the years ended December 31, 2001 and December 31, 2000 is as follows:


                                    12/31/01           12/31/00

     Tooling equipment             $ 195,508          $ 195,508
     Vehicles                        129,750             62,062
     Computers & peripherals          10,701              8,599
     Furniture & fixtures              3,879              3,879

     Accumulated depreciation       (100,894)           (58,547)
                                   ---------          ---------
     Net property & equipment      $ 238,945          $ 211,501
                                   ---------          ---------
                                   ---------          ---------

The category for vehicles of $120,440 at December 31, 2001 and $62,062 at December 31, 2000 are assets acquired by capital leases. The amortization of the capital leased assets is included in depreciation expense and is $25,419 and $9,872 in fiscal years 2001 and 2000, respectively.

8. Income taxes


Provision for income taxes is comprised of the following:

                                                      31-Dec-01       31-Dec-00
                                                      ---------       ---------

Net income before provision for income taxes          $  89,272       $  21,644
                                                      ---------       ---------
                                                      ---------       ---------
Current tax expense:
  Federal                                             $     450       $     450
  State                                                     350             350
                                                      ---------       ---------
  Total                                               $     800       $     800

Less deferred tax benefit:

  Federal loss carry-forward                           (114,089)       (136,174)
  Allowance for recoverability                          114,089         136,174
                                                      ---------       ---------
Provision for income taxes                            $       0       $       0
                                                      ---------       ---------
                                                      ---------       ---------

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate                               34%             34%
Statutory state and local income tax                      10%             10%
Less allowance for tax recoverability                    -44%            -44%
                                                      ---------       ---------
Effective rate                                             0%              0%
                                                      ---------       ---------
                                                      ---------       ---------


Deferred income taxes are comprised of the following:

Net operating loss carry-forward                      $ 114,089       $ 136,174
Allowance for recoverability                           (114,089)       (136,174)
                                                      ---------       ---------
Deferred tax benefit                                  $       0       $       0
                                                      ---------       ---------
                                                      ---------       ---------

The deferred tax benefit expires between fiscal years 2014 and 2021. The realization of the deferred tax benefit arising from the tax loss carry-forward through a change in ownership of the Company may be limited by current IRS provisions.

9. Inventory

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market and consist of the following:

                                                    2001            2000
                                                 ----------      ----------
     Electronic parts                            $   25,315      $   25,315
     Solar materials                                 15,940          19,668
     Other materials                                  3,924           3,924
                                                 ----------      ----------
     Total                                       $   45,179      $   48,907
                                                 ----------      ----------
                                                 ----------      ----------

10. Forward Stock Split

During fiscal year 2001, the shareholders approved a two for one forward split of the common stock. Authorized shares were increased from 25 million shares to 50 million shares. The issued and outstanding shares were increased from 4,565,374 to 9,138,748. Par value of a common share decreased from $0.001 per share to $0.0005 per share. To provide a more meaningful comparison of financial results, the financial statements presented for fiscal years 2001 and 2000 have been retroactively restated to include the effects of the change as if they had from the beginning of the first period presented.

11. Related Party Transactions

During fiscal years 2001 and 2000, the Company advanced the president and majority shareholder $155,037 and $48,699 at the prime lending rate. The advances are unsecured.

In fiscal years 2001 and 2000, the Company generated consulting revenues of $200,500 and $139,000, respectively, by providing consulting services to a company that is owned by a shareholder of the Company.

                         INDEX TO FINANCIAL STATEMENTS

								       Page
                                                                       ----

     Index to Financial Statements				        F-13

     Balance Sheet as of June 30, 2002 and December 31, 2001     	F-14

     Statement of Operations for the six months ended
     June 30, 2002 and June 30, 2001           				F-15

     Statement of Cash Flows for the years ended
     June 30, 2002 and June 30, 2001      				F-16

     Unaudited Statement of Changes in Shareholders' Equity from
     January 1, 2001 through June 30, 2002				F-17

     Notes to Financial Statements		   	            F-18 to F-22

                               Ion Technology Inc.
                                  Balance Sheet
                  As of June 30, 2002 and December 31, 2001

                                                   (Unaudited)       (Audited)
                                                    June 30,        December 31,
                                                      2002             2001
                                                   -----------      -----------
ASSETS

  Current assets:
     Cash                                          $     4,469      $     4,905
     Inventory                                          54,603           45,179
     Accounts receivable                                 1,990              865
     Prepaid expenses and other current assets           1,159              654
                                                   -----------      -----------
        Total Current Assets                            62,222           51,603

  Other Assets:
     Property and equipment (net of accumulated
       depreciation of $127,840 at 6/30/02 and
       $100,894 at 12/31/01)                           211,999          238,945
    Shareholder receivable                             208,830          155,037
                                                   -----------      -----------
        Total Assets                               $   483,050      $   445,585
                                                   -----------      -----------
                                                   -----------      -----------
LIABILITIES & SHAREHOLDERS' EQUITY

  Current Liabilities:
     Accounts payable & accrued expenses           $    55,390      $    45,488
     Capital leases payable-short term portion          23,523           22,408
     Income Taxes Payable                                2,400            1,600
                                                   -----------      -----------
        Total Current Liabilities                       81,312           69,496

  Other Liabilities:
     Capital lease payable-long term portion            41,747           53,794

  Shareholders' Equity:
     Common stock, 50,000,000 shares authorized;
       par value $.0005, 9,130,748 issued
       and outstanding                                   4,565            4,565
     Additional paid in capital                        599,422          599,422
     Retained deficit                                 (243,996)        (281,692)
                                                   -----------      -----------
        Total Shareholders' Equity                     359,991          322,295
                                                   -----------      -----------
        Total Liabilities & Shareholders' Equity   $   483,050      $   445,585


The accompanying notes are an integral part of these financial statements.

                               Ion Technology Inc.
                            Statement of Operations
             For the Six Months Ended June 30, 2002 and June 30, 2001


                                                         Six Months Ended
                                                              June 30,
                                                   ----------------------------
                                                   (Unaudited)       (Audited)
                                                      2002             2001
                                                   -----------      -----------

Gross sales                                        $   242,093      $   233,542
Less cost of sales                                     119,768          104,226
                                                   -----------      -----------
Gross profit                                           122,325          129,316

General and administrative expenses                     81,869           82,605
                                                   -----------      -----------
Income from operations                                  40,456           46,711

Other income (expense):
   Interest income                                       3,929            1,802
   Interest expense                                     (6,038)          (3,451)
                                                   -----------      -----------
Net income before provision for income taxes            38,347           45,063

Provision for income taxes                                 800              800
                                                   -----------      -----------
Net income                                         $    37,547      $    44,263
                                                   -----------      -----------
                                                   -----------      -----------
Earnings per common share:
Basic and fully diluted                            $     0.004      $     0.005
                                                   -----------      -----------
                                                   -----------      -----------
Weighted average of common shares:
Basic and fully diluted                              9,130,748        9,130,748
                                                   -----------      -----------
                                                   -----------      -----------


The accompanying notes are an integral part of these financial statements.

                               Ion Technology Inc.
                             Statement of Cash Flows
          For the Six Months Ended June 30, 2002 and June 30, 2001



                                                         Six Months Ended
                                                              June 30,
                                                   ----------------------------
                                                   (Unaudited)       (Audited)
                                                      2002             2001
                                                   -----------      -----------
Operating Activities:
   Net income                                      $    37,696      $    44,263
   Adjustments to reconcile net income to
     cash provided by operations:
        Depreciation and amortization                   26,946           21,151
  Changes in other operating assets and
    liabilities:
       Inventory                                        (9,424)            (763)
       Accounts receivable                              (1,125)               -
       Prepaid expenses and other current assets          (505)             596
       Accounts payable & accrued expenses               9,902          (15,917)
       Income taxes payable                                800             (148)
                                                   -----------      -----------
Net cash provided by operations                         64,289           49,182

Investing Activities:
   Purchase of property and equipment                        -           (3,000)
                                                   -----------      -----------
Net cash provided (used) by investing activities             -           (3,000)

Financing Activities:
   Payments of capital leases                          (10,933)          (6,401)
   Advances to stockholder                             (53,793)         (28,768)
                                                   -----------      -----------
Net cash used by financing activities                  (64,726)         (35,169)
                                                   -----------      -----------
Net increase (decrease) in cash during the period         (436)          11,013

Cash balance at beginning of the period                  4,905            1,912
                                                   -----------      -----------
Cash balance at end of the period                  $     4,469      $    12,925
                                                   -----------      -----------
                                                   -----------      -----------
Supplemental disclosures of cash flow information:
   Interest paid during the period                 $     6,038      $     1,802
   Income taxes paid during the period                       -                -


The accompanying notes are an integral part of these financial statements.

                               Ion Technology Inc.
             Unaudited Statement of Changes In Shareholder Equity
                  From January 1, 2000 through June 30, 2002


                       Common      Common     Paid in     Retained
                       Stock       Amount     Capital     Deficit      Total
                     ---------   ---------   ---------  -----------  ----------
Balance at
January 1, 2000      9,130,748   $   4,565   $ 599,422  $ (391,008)  $  212,979

Net income for
fiscal year 2000                                            20,844       20,844
                     ---------   ---------   ---------  -----------  ----------
Balance at
December 31, 2000    9,130,748       4,565     599,422    (370,164)     233,823

Net income for
fiscal year 2001                                            88,472       88,472
                     ---------   ---------   ---------  -----------  ----------
Balance at
December 31, 2001    9,130,748       4,565     599,422    (281,692)     322,295

Net income for
the period                                                  37,696       37,696
                     ---------   ---------   ---------  -----------  ----------
Balance at
June 30, 2002        9,130,748   $   4,565   $ 599,422  $ (243,996)  $  359,991
                     ---------   ---------   ---------  -----------  ----------
                     ---------   ---------   ---------  -----------  ----------


The accompanying notes are an integral part of these financial statements.

                              ION TECHNOLOGY, INC.
                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
             FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2002 AND 2001


Note 1. Organization of the Company

Ion Technology was founded in 1986 and was incorporated under the laws of the State of California on July 5, 1994. Arundle Associates, Inc., a Nevada corporation formed in 1995, purchased the assets of the California Corporation in the spring of 1999. Arundle Associates then changed its name to Ion Technology, Inc. ("the Company"). The business originally started with a small office in San Jose, California. However, the Company's business quickly expanded to serve much of the south San Francisco Bay region and the greater Sacramento, California area. Ion Technology, Inc. is now a Nevada public corporation with two divisions: a solar water-heating division and a water treatment and purification division.

The Company installs unique solar water-heating technology for use in heating swimming pools, saunas, and spas. In addition, the Company installs and maintains water purification equipment using environmentally clean ionization technology for swimming pools and for disposal of certain industrial chemical waste.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation - The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the six months ending June 30, 2002 are not necessarily indicative of the
results to be expected for the full fiscal year.   For further information,
refer to the financial statements and footnotes thereto included in the Annual Report of Ion Technology, Inc. for the year ended December 31, 2001.

Revenue and Cost Recognition- the Company recognizes revenue from water purification equipment and solar heating installation sales at the completion of the installation. Deposits received in advance of completion of installation are recognized as deferred revenues until installation is completed. Revenue from consulting services is recognized when the service has been provided. Expenditures are recorded on the accrual basis whereby expenses are recorded when incurred, rather than when paid.

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Inventory- Inventory is stated at cost or net realizable value, whichever is less. Inventory includes the cost of ionization and solar heating equipment purchased from suppliers, however not yet installed at the date of the financial statements.

Equipment- Equipment includes office furniture, computer equipment, tooling equipment, and vehicles and is stated at cost. Depreciation of equipment is provided using the straight-line method over the estimated useful life of the underlying asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

		Office furniture		 7 years
		Computer equipment		 3 years
		Tooling equipment		10 years
		Vehicles		 	 4 years

Expenditures for major repairs and renewals that extend the useful life of the asset are capitalized. Minor repair expenditures are charged to expense as incurred.

Long Lived Assets- the Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Income Taxes- The Company accounts for income taxes under the accrual method established by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences and events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted rates for the year in which the differences are expected to reverse. Valuation allowances to deferred tax assets and liabilities may be established as necessary to reduce the deferred tax assets and liabilities to the amounts expected to be realized.

Note 3. Net Income per Share

The Company applies SFAS No. 128, "Earnings Per Share" to calculate earnings per share. In accordance with SFAS No. 128, basic net income per share has been computed based upon the weighted average of common shares outstanding during the years. Fully diluted loss per share includes the dilutive effects of any outstanding financial instruments that could be converted into common stock. As of June 30, 2002 and June 30, 2001, there were no financial instruments outstanding that were convertible into common stock.

All the net income reported in the statements of operations is available to common shareholders in calculating the loss per share. The weighted average of common shares outstanding has been computed as follows:


                                    June 30,           June 30,
                                      2002               2001
                                   ---------          ---------

Shares outstanding                 9,130,748          9,130,748
                                   ---------          ---------
                                   ---------          ---------
Weighted average                   9,130,748          9,130,748
                                   ---------          ---------
                                   ---------          ---------

Note 4. Addendum to Consolidated Statement of Cash Flows

The following non-cash transaction has been excluded from the compilation of the statement of cash flows:

During the first six months of fiscal year 2001, the Company acquired $29,643 of equipment by entering into capital lease agreements.

Note 5. Concentration of Credit Risk

In six-month periods ended June 30, 2002 and 2001, the Company provided consulting services of $45,000 and $101,500, respectively, to a company owned by a shareholder. The gross consulting revenues represent approximately 18.6% and 43.5% of gross sales revenues in the first half of 2002 and 2001, respectively. A termination of this consulting relationship could have a material adverse affect on the financial position of the Company. Please see Note 11 for further discussion.

Note 6. Property & Equipment

Property and equipment as of June 30, 2002 and December 31, 2001 consists of the following:

                                    June 30,           June 30,
                                      2002               2001
                                   ---------          ---------

     Furniture & fixtures          $   3,879          $   3,879
     Tooling equipment               195,508            195,508
     Computers & peripherals          10,701             10,701
     Vehicles                        129,751            129,751

     Accumulated depreciation       (127,840)          (100,894)
                                   ---------          ---------
     Net property & equipment      $ 211,999          $ 238,945
                                   ---------          ---------
                                   ---------          ---------

The category for vehicles of $129,751 at June 30, 2002 and December 31, 2001 are assets acquired by capital leases. The amortization of the capital leased assets is included in depreciation expense and is $15,110 and $9,666 for the six-month periods ended June 30, 2002 and 2001, respectively.

Note 7. Income Taxes

Provision for income taxes is comprised of the following:


                                                      30-Jun-02       30-Jun-01
                                                      ---------       ---------

Net income before provision for income taxes          $  38,347       $  45,063
                                                      ---------       ---------
                                                      ---------       ---------
Current tax expense:
  Federal                                             $     450       $     450
  State                                                     350             350
                                                      ---------       ---------
  Total                                               $     800       $     800

Less deferred tax benefit:

  Federal loss carry-forward                           (121,134)       (118,203)
  Allowance for recoverability                          121,134         118,203
                                                      ---------       ---------
Provision for income taxes                            $       0       $       0
                                                      ---------       ---------
                                                      ---------       ---------

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate                               34%             34%
Statutory state and local income tax                      10%             10%
Less allowance for tax recoverability                    -44%            -44%
                                                      ---------       ---------
Effective rate                                             0%              0%
                                                      ---------       ---------
                                                      ---------       ---------

Deferred income taxes are comprised of the following:

Net operating loss carry-forward                      $ 121,134       $ 118,203
Allowance for recoverability                           (121,134)       (118,203)
                                                      ---------       ---------
Deferred tax benefit                                  $       0       $       0
                                                      ---------       ---------
                                                      ---------       ---------

The deferred tax benefit expires between fiscal years 2014 and 2021. The realization of the deferred tax benefit arising from the tax loss carry-forward through a change in ownership of the Company may be limited under current IRS provisions.

Note 8. Inventory

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market and consist of the following:


                                                  June 30,      December 31,
                                                    2002            2001
                                                 ----------      ----------
     Electronic parts                            $   29,239      $   29,239
     Solar materials                                 25,364          15,940
                                                 ----------      ----------
     Total                                       $   54,603      $   45,179
                                                 ----------      ----------
                                                 ----------      ----------

Note 9. Forward Stock Split

During fiscal year 2001, the shareholders approved a two for one forward split of the common stock. Authorized shares were increased from 25 million shares to 50 million shares. The issued and outstanding shares were increased from 4,565,374 to 9,130,748. Par value of a common share decreased from $0.001 per share to $0.0005 per share. To provide a more meaningful comparison of financial results, the financial statements presented for fiscal years 2002 and 2001 have been retroactively restated to include the effects of the change as if they had been made from the beginning of the first period presented.

Note 10. Related Party Transactions

During six-month periods ending June 30, 2002 and 2001, the Company advanced the president and majority shareholder $53,793 and $28,768 at the prime lending rate. The advances are unsecured.

In the first half of fiscal years 2002 and 2001, the Company generated consulting revenues of $45,000 and $101,500, respectively, by providing consulting services to a company that is owned by a shareholder of the Company.

                                   PART III

ITEM 1.   INDEX TO EXHIBITS

     The Exhibits listed and described below in Item 2 are filed herein as part of this registration statement.

ITEM 2.   DESCRIPTION OF EXHIBITS

     The following documents are filed herein as Exhibit Numbers 2,3,5,6, and 7 as required by Part III of Form 1-A:

Exhibit
Number Description

2.0    Charter and By-Laws.
2.1 Certificate of Incorporation filed with Secretary of State of Nevada on January 24, 1995.
2.2 Certificate of Reinstatement filed with Secretary of State of Nevada on August 5, 1997.
2.3 Certificate of Amendment of Articles of Incorporation filed with Secretary of State of Nevada on November 10, 1997 changing the corporation name to Arundle Associates, Inc.
2.4 Certificate of Amendment to Articles of Incorporation filed with Secretary of State of Nevada on October 21, 1998 increasing the authorized shares to 25,000,000, with a par value of $.001 per share, and recording a forward split of 1 for 100.
2.5 Certificate of Amendment to Articles of Incorporation filed with Secretary of State of Nevada on May 4, 1999.
2.6 Certificate of Amendment to Articles of Incorporation filed with Secretary of State of Nevada on June 1, 1999 changing the corporation name to Ion Technology, Inc. and changing the registered agent.

2.7 Certificate of Change of Resident Agent filed with Secretary of State of Nevada on June 10, 1999 regarding change of registered agent.
2.8 Certificate of Amendment to Articles of Incorporation filed with Secretary of State of Nevada on August 27, 2001 increasing the authorized shares to 50,000,000.
2.9    Specimen Stock Certificate
3.  NONE  Instruments Defining the Rights of Security Holders.
5.  NONE  Voting Trust Agreement.
6.  NONE  Material Contracts.
99.    Additional Exhibits. Certificate of Registration, Solar Link Trademark


                                   SIGNATURE

     Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


September 9, 2002
                                           ION TECHNOLOGY, INC.


                                        By: /s/ James O. Smith
                                                James O. Smith
                                                President and CEO